February 16, 2024

Michael J. FitzGerald*

Eoin L. Kreditor*

Lynne Bolduc

Robert C. Risbrough

George Vausher, LLM, CPA‡

David M. Lawrence

Charles C. McKenna

Brook John Changala

Natalie F. Foti

Josephine Rachelle Aranda

Pfrancez C. Quijano

William Allen Miller

Litao Zhou

Ikechukwu (Ike) Ubaka

John M. Marston†

Ralph G. Martinez†

Kelly P Pfeiffer†

Deborah M. Rosenthal†

Maria M. Rullo†

VIA EDGAR	Author’s Email: lbolduc@fkbrlegal.com
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn: Andi Carpenter, Martin James,
Jenny O’Shanick, and Evan Ewing

Re:	Alternative Ballistics Corporation
Amendment No. 5 to Offering Statement on Form 1-A
Filed February 2, 2024
File No. 024-12349

Ladies and Gentlemen:

On behalf of Alternative Ballistics Corporation (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 9, 2024 (the “Comment Letter”), relating to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”).

Set forth below is the Company’s response to the Comment. The heading and page number in this letter correspond to the heading and page number contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Offering Statement.

Amendment No. 5 to Offering Statement on Form 1-A

Part III. Exhibits

Exhibit Index

12.1 Opinion of FitzGerald Kreditor Bolduc Risbrough, LLP, page 1

1.	We note that 2,510,000 shares being qualified are currently issued and outstanding. Please have counsel revise its opinion to state that these shares are legally issued, fully paid and non-assessable. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin 19.

Response: We have filed an exhibits only amendment containing the revised opinion of counsel that includes the opinion that the 2,510,000 shares of common stock being sold by the Selling Stockholders are legally issued, fully paid, and non-assessable.

Please direct any questions or comments concerning this response letter to the undersigned at (949) 788-8900 or by email at lbolduc@FKBRlegal.com.

Very truly yours,

/s/ Lynne Bolduc
Lynne Bolduc

cc:	Steven Luna, CEO, Alternative Ballistics Corporation